FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-       N/A

THE9 LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: April 24, 2008

Exhibit 99.1

The9 Limited Obtains Exclusive License to Operate Atlantica

in Mainland China

Shanghai, China – April 22, 2008. The9 Limited (NASDAQ: NCTY)(“The9”), a leading online game operator in China, announced today that it has, through a wholly-owned subsidiary, entered into an agreement with NDOORS Corporation (“Ndoors”), a leading game developer in Korea, for an exclusive license to operate Atlantica, a 3D massively multiplayer online role-playing game (“MMORPG”), in mainland China. The term of the license is for three years from the commercial launch date of the game in mainland China.

Atlantica is a 3D online turn-based MMORPG produced by Ndoor’s renowned developer, Mr. Kim Tai Gon, who has over 15 years of game development experience and has delivered various premium quality games to the market. Atlantica commenced open-beta testing and commercialization in Korea in January of this year. Given its unique turn-based combat mode and playability, Atlantica has been well received by players and is considered as a popular strategy MMORPG product for 2008.

Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented: “We are pleased to obtain the exclusive operating license for Atlantica, the prize product of Ndoors. Differentiating from other games we licensed in the past, Atlantica emphasizes more on game strategy while maintaining the core features of typical MMORPG. Among all the online games launched in Korea since last year, Atlantica is the most creative game with the highest level of completeness. We expect Atlantica to further expand and enhance our game pipeline.”

“We are very excited to introduce Atlantica to the Chinese market together with The9, the leading online game operator in China,” commented Mr. Cho. Seong Won, Chief Executive Officer of Ndoors. “We are particularly impressed by The9’s top-notched game operating capabilities and its operational team’s enthusiasm and insightful understanding of online games. We believe The9’s operational resources and experiences, together with Ndoors’ continuous efforts in Atlantica’s development, will ensure players from all over China fully enjoy the excitement of Atlantica.”

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor and Audition. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and Fantastic Melody OnlineTM.

About NDOORS Corporation

NDOORS Corporation has the core vision of “making the online world a fun and interesting place for all users”. The Company is always striving to provide customers new and various cultural contents. By providing the utmost joy to customers, Ndoors is achieving its goal and the customer’s dream step by step. Starting with GoonZu Online, the very first RPG of Politics and Economics, Ndoors providing the new concept games including “Time n Tales” (RPG with the concept of traveling in time machine and meet the historical heroes) and “KoongPa” (Casual Comic Action Fighting Game). Not only is Ndoors operating in Korea but it also has the goal to enter the global market and it is currently servicing games in North America and Japan. Ndoors provides the highest level of technical and localization support for a successful service. To meet the rapidly changing digital era, Ndoors will continue its efforts to contribute to the growth of the Game industry by promoting a new contents paradigm.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

Exhibit 99.2

The9 Limited Announces Equity Investment in G10 Entertainment

Shanghai, China – April 23, 2008. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, today announced an equity investment in G10 Entertainment Corp. (“G10”), a leading game developer in Korea. Under the terms of the investment, The9 has acquired a minority stake in G10 in exchange for a cash investment of approximately US$38 million.

Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented: “G10 Entertainment is a leading game developer, especially in the advanced casual game arena. Its Audition game franchise enjoys high popularity and a strong user base in China. The9’s equity investment in G10 will strengthen the existing partnership between the two companies and further motivate G10 to provide the best support to The9’s operation of Audition 2 in mainland China.”

Mr. Kee Young Kim, the Chief Executive Officer of G10, said, “We are very excited that The9 becomes one of our key investors as we see this equity infusion as a recognition of G10’s achievements in developing games and creating entertainment content. The9’s outstanding game operation expertise will be a huge advantage in bringing G10’s products to the growing Chinese online game market. We also look forward to learning from The9’s valuable experience gleaned from the day-to-day operation in the local market, and integrating the ideas and suggestions from The9 into our game development process. Our people and teams at G10 are empowered to continue delivering high-quality game products and providing our best support to Audition 2, our prize product to be operated by The9 in mainland China.”

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor and Audition. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and Fantastic Melody OnlineTM.

About G10 Entertainment

G10 Entertainment Corp. is a leading developer of interactive, community-based online games in Korea. G10’s online games provide users with an online platform for self-expression and social interaction through playing captivating and entertaining games. G10’s strong creative game design, development expertise and experience in virtual community management have enabled it to frequently introduce new features and functionality that improve the appeal of its virtual community and enhance user experience. G10 directly or through its subsidiaries develops a number of popular online games, including Audition and Audition 2. It currently has eight other online games in development that it plans to release in the near future.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/